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UNITED STATES	OMB Number:	3235-0167
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34506

Two Harbors Investment Corp.
(Exact name of registrant as specified in its charter)

1601 Utica Avenue South, Suite 900, St. Louis Park, MN 55416	(612) 543-4100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.375% Senior Notes due 2030; Common Stock, par value $0.01 per share; 8.125% Series A Cumulative Redeemable Preferred Stock; 7.625%
Series B Cumulative Redeemable Preferred Stock; 7.25% Series C Cumulative Redeemable Preferred Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

9.375% Senior Notes due 2030 - 40 holders
Common Stock, par value $0.01 per share - 1 holder

8.125% Series A Cumulative Redeemable Preferred Stock - 0 holders
7.625 Series B Cumulative Redeemable Preferred Stock - 0 holders
7.25% Series C Cumulative Redeemable Preferred Stock - 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 8, 2026	By:	/s/ Madhur Agarwal
Name: Madhur Agarwal
Title: Chief Financial Officer

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires February 28, 2027

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